SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

August 1, 2002

Banco Santander - Chile
(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 140
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) Not applicable

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

Banco
Santander-Chile

IMPORTANT EVENT

Pursuant to articles 9 and 10 of Law 18,045 on Securities Markets, we inform the following:

1. Pursuant to resolution No. 79, dated July 26, 2002, the Superintendency of Banks and Financial Institutions approved the merger between Banco Santiago and Banco Santander-Chile, to be effected by Banco Santander-Chile's contribution of its assets to Banco Santiago, with Banco Santiago assuming all of Banco Santander-Chile's liabilities. The merger took place today, August 1, 2002, as of 7:00 a.m., Santiago, Chile time, and will have retroactive effect from January 2002.

2. The Superintendency of Banks approved the amendments made to the Banco Santiago by-laws as well as its name change to Banco Santander-Chile. Additionally, the capital stock of Banco Santiago was increased by Chilean Pesos 273,051,031,948 through the issuance of 89,511,910,227 new shares, which were issued upon effectiveness of the merger this morning to the former shareholders of Banco Santander-Chile at the ratio of 3.55366329 shares of Banco Santiago for each one share of former Banco Santander-Chile. The issuance of these shares was registered with the Securities Register of the Superintendency of Banks and Financial Institutions under the number 1/2002.

Any fractional shares resulting from the exchange, will be sold in the stock market and any amounts obtained will be distributed proportionally among the holders of shares to which such fractional shares relate.

3.- The exchange of share certificates will take place on a date to be determined by Board of Directors, which will be announced at the proper time.

THE CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Name: Gonzalo Romero A.

Title: General Counsel

Date: August 1, 2002